

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Ross Durr
Senior Vice President
San Juan Basin Royalty Trust
2200 Post Oak Blvd., Floor 18
Houston, TX 77056

> **Re: San Juan Basin Royalty Trust**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Form 10-K/A for the fiscal year ended December 31, 2022**
> **File No. 001-08032**

Dear Ross Durr:

We have reviewed your December 11, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

Form 10-K/A for the fiscal year ended December 31, 2022

Exhibit 32, page 1

1. We note your response to our prior comment and revised certification that was filed in the Form 10-K/A on December 11, 2023. As previously requested, please file a full amendment with certifications that are currently dated and refer to the Form 10-K/A.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction